October 29, 2018

Philip M. Rice, II
Chief Financial Officer
Zivo Bioscience, Inc.
2804 Orchard Lake Rd., Suite 202
Keego Harbor, Michigan 48320

       Re: Zivo Bioscience, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 14, 2018
           File No. 000-30415

Dear Mr. Rice:

        We have reviewed your September 25, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our September 13, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Condensed Consolidated Balance Sheet, page 4

1. We acknowledge the information provided in your response, including your conclusions that you "should have indicated that the December 31, 2017 account balances were revised to combine the discount with the associated debt" and "should have included an explanatory disclosure in the Notes to the Financial Statements." Please provide us with your proposed explanatory disclosure for inclusion in your Form 10-Q for the period ended September 30, 2018 and Form 10-K for the year ended December 31, 2018.
 Philip M. Rice, II
Zivo Bioscience, Inc.
October 29, 2018
Page 2

       You may contact Frank Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494, if
you have any questions.



FirstName LastNamePhilip M. Rice, II                  Sincerely,
Comapany NameZivo Bioscience, Inc.
                                                      Division of Corporation
Finance
October 29, 2018 Page 2                               Office of Healthcare &
Insurance
FirstName LastName